SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of November, 2012

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 – 13º andar 20071-003 Rio de Janeiro - RJ Telefones: (21) 2514-6301/6011 Fax : (21) 2514-6479

MINISTRY OF MINES AND ENERGY

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRAS

 (Publicly-held company)

Brazilian Registry of Legal Entities (CNPJ/MF) No. 00001180/0001-26

NOTICE OF MEETING

160th Extraordinary General Meeting

The shareholders of Centrais Elétricas Brasileiras S.A - Eletrobras – are hereby invited to attend the meeting to be held at the Company’s Headquarters, in Brasília, Setor Comercial Norte, Quadra 04, Bloco “B”, No. 100, Sala 203 of Edifício Centro Empresarial VARIG – Brasília – DF, on December 3rd, 2012, at 9:00 a.m., in order to deliberate on the following Agenda:

1.     Election of one member of the Board of Directors representing minority shareholders, individuals and legal entities of private law, according to item III, article 17, of the bylaws of the company; and

2.     Extension of the concession contracts n°s 062/2001 - ANEEL e 004/2004 - ANEEL (Eletrobras Furnas); n°s 058/2001 - ANEEL e 02/2012 - ANEEL (Eletrobras Eletronorte); n°s 061/2001 - ANEEL e 006/2004 - ANEEL (Eletrobras Chesf); e n° 057/2001 - ANEEL (Eletrobras Eletrosul), pursuant to provisional measure no. 579, dated 09.11.2012, Decree No. 7,805, dated 09.14.2012, of Ordinances Nos 578/MME, dated 10.31.2012, Decree MME No. 579, dated 10.31.2012 and Interministerial Decree No. 580/mem/MF, 11.01.2012.

In order to attend this Meeting (5th Art., caput, of CVM Instruction No. 481, of 12.17.2009), the shareholder or his/her legal representative must submit the following documents:

•         Photo Identification Card;

•         Certified copy of the updated By-laws, if a corporation;

•         Original document or certified copy of proxy granted by the shareholder; and

•       Original document of the share status statement provided by the depository institution or custodian, with the identification of his/her condition as shareholder.

Documents mentioned above must be submitted by November 30th, 2012, to the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ, from 8:00 a.m. to 12:00 noon and from 2:00 p.m. to 5:00 p.m.

All documents related to the subjects to be deliberated in the Extraordinary General Meeting, under the terms of Art. 135, 3rd paragraph of Act No. 6.404/76 and Art. 11 of CVM Instruction No. 481, edited on 12.17.2009, are available at the Departamento de Administração do Capital Social – DFS, Divisão de Gestão dos Direitos dos Acionistas - DFSA, at Avenida Presidente Vargas, No. 409 – 9th floor, in the City of Rio de Janeiro, RJ and in the web pages of the Company (htpp://www.eletrobras.com.br/ri) and at the Brazilian Securities and Exchange Commission – CVM (htpp://www.cvm.gov.br).

Rio de Janeiro, November 16, 2012.

MÁRCIO PEREIRA ZIMMERMANN

Chairman of the Board of Directors

Em 06.11.2012

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2012
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.